Mail Stop 3561

March 18, 2008

Mr. Wade Miquelon
Chief Financial Officer
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

      Re: **Tyson Foods, Inc.**
              Form 10-K for the year ended September 29, 2007
              Filed November 21, 2007
              File No. 001-14704

Dear Mr. Miquelon:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 29, 2007

Note 15. Income Taxes, page 63

1. We note your disclosure that during fiscal 2007 you discovered a certain population of your tax cost and accumulated depreciation values were not accurately recorded, primarily related to a property, plant and equipment system conversion in 1999, and as a result, you increased you deferred tax liabilities $17 million and recognized additional tax expense of $17 million. Please explain to us in detail the nature of these adjustments including whether any part of the adjustments related to prior years. If the amounts did relate to prior years, please tell us why the amount was not adjusted in the appropriate prior period and tell us why you do not believe that this should be accounted for as a correction of an error. See APB 20. Also, please tell us why this adjustment was not identified during the detailed tax liability review process that took place during fiscal 2006.

2. We note your disclosure in Note 15 and Note 6 that adjustments of $28 million were made to goodwill during 2007 due to the re-evaluation of certain tax liability accruals and deferred tax assets and liabilities related to the 2001 acquisition of Tyson Fresh Meats. Please explain to us the nature of the adjustments and tell us why you believe it is appropriate to record these amounts as decreases to goodwill during the year ended September 30, 2007. In addition, with respect to the $20 million reduction to current income tax expense related to tax reserves management deemed were no longer needed, please describe for us the factors that triggered the release of the reserves in 2007 (separately for each significant component of the $20 million adjustment).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Associate Chief Accountant